

Mail Stop 6010

May 20, 2008

Via U.S. Mail and Facsimile to (320) 587-1810

John Ingleman
Senior Vice President and Chief Financial Officer
Hutchinson Technology Incorporated
40 West Highland Park Drive N.E.
Hutchinson, MN 55350

     Re: Hutchinson Technology Inc.
              Form 10-K for the Fiscal-Year ended September 30, 2007
              Filed December 4, 2007
              Form 10-Q for the Fiscal-Quarter ended March 30, 2008
              File No. 000-14709

Dear Mr. Ingleman:

     We have reviewed your response dated April 28, 2008 and additional filings and have the following comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter ended March 30, 2008

Note 4. Investments, page 6

1.   Please refer to prior comment 3. We note your response to our comment and the discussion included in your March 30, 2008 Form 10-Q relating to your investments in municipal auction rate securities. We note that beginning in February 2008, most ARS auctions began to fail, and accordingly the contractual interest rates on the securities reset and the securities became illiquid. Consequently, you reclassified these securities to long-term investments since there was an insufficient observable market for the ARS, and you determined the present value utilizing the limited available market information and used a discounted cash flow analysis. Please tell us how you determined that a discounted cash flow analysis was the appropriate model to determine the present value of your municipal auction rate securities. Also explain your basis for choosing this method and whether you considered any other valuation techniques. Your discussion should also include the following:

    ·   How you considered trades in the secondary market and if you did not consider trades in the secondary market, why you did not consider this an appropriate analysis;

    ·   The basis for the assumptions used to determine your estimate of the present value of the auction rate securities in your discounted cash flow analysis, including the sensitivity of your estimated present value to those assumptions;

    ·   Whether you considered any broker's estimation of the fair value of your auction rate securities;

    ·   How you determined, based on your estimate of fair value, that the temporary unrealized loss was only $7.5 million and that there were no other-than-temporary losses in your auction rate security investments at March 30, 2008, considering the failed auctions for your auction rate securities in February 2008. Please clarify whether you have the intent and the ability to hold these securities until maturity. Refer to SFAS 115, FSP FAS 115-1, SAB Topic 5M, or other authoritative accounting literature which supports your analysis.

2.   Please confirm whether your investments in auction rate securities will continue to be AAA/AAa rated subsequent to the failed auctions in February 2008.

    As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Angela Crane
Branch Chief